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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                               Commission File Number: 000-25205
                                                                       ---------

(Check One)

|X|  Form 10-K and Form 10-KSB      |_|  Form 11-K

|_|  Form 20-F             |_|Form 10-Q and Form 10-QSB       |_|  Form N-SAR

For Period Ended:  June 30, 2001
                  -------------------------------------

|_|  Transition Report on Form 10-K and Form 10-KSB

|_|  Transition Report on Form 20-F

|_|  Transition Report on Form 11-K

|_|  Transition Report on Form 10-Q and 10-QSB

|_|  Transition Report on Form N-SAR

For the Transition Period Ended:                                       .

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

       Full name of registrant:             CELLPOINT INC.
                               -------------------------------------------------
       Former name if applicable:
                                 -----------------------------------------------
       Address of principal executive office (STREET AND NUMBER): 3000 Hillswood Drive, Hillswood Business Park
                               -------------------------------------------------
       City, state and zip code: Chertsey, Surrey KT16 0RS, England



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                                     PART II

                             RULES 12B-25(b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

      |X|   (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      |_|   (c)   The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

       State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

       The Registrant is unable to file the subject report within the prescribed time period because the Registrant is currently in the process of pursuing financing transactions and internal restructurings, which may be completed at or just subsequent to the due date of the Registrant's Form 10-KSB. If the Registrant completes the transactions, the Registrant will need to materially revise certain financial disclosures and forward-looking statements in its Form 10-KSB.

                                     PART IV

                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

             Lars Wadell                       (011) 46 8 633 2736
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                 (Name)                       (Area Code)  (Telephone Number)

       (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      |X|  Yes          |_|  No


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       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      |X|Yes            |_|  No

       In the quarter ended June 30, 2001, the Company recorded its telematics business segment as a discontinued operation. The Company will report a loss from continuing operations (location services) of approximately $16,073,000, and a significant loss from discontinued operations (telematics). The Company is in the process of completing the calculation of the amount of the loss from discontinued operations based on the financing and restructuring transactions referred to above. Additionally, the previously reported net loss of $11,831,000 for the year ended June 30, 2000 will be presented as a loss from continuing operations (location services) of approximately $8,165,000 and a loss from discontinued operations (telematics) of approximately $3,667,000.

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                           CellPoint Inc.
                             --------------------------------------------
                             (Name of Registrant as specified in charter)

       Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

       Dated: September 28, 2001              By /s/ LARS WADELL
                                                 -----------------------------
                                                     Chief Financial Officer